Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MARCH 31, 2006

BAYTEX ENERGY TRUST ANNOUNCES FILING OF ITS 2005

YEAR END DISCLOSURE DOCUMENTS

CALGARY, ALBERTA (March 31, 2006) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) today filed its Annual Information Form which includes reserves data and other oil and gas information for the year ended December 31, 2005 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

Baytex has also filed its audited consolidated financial statements and accompanying notes for the year ended December 31, 2005 and related Management Discussion and Analysis with Canadian securities regulatory authorities. Copies of Baytex’s 2005 disclosure documents may be obtained on www.sedar.com, the company’s website at www.baytex.ab.ca, or by emailing investor@baytex.ab.ca.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Baytex Energy Trust

Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca